UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of August 2009

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                            No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

PRESS RELEASE Paris, August 12, 2009

Agreement Reached to sell Dalkia’s FM business in the UK

Dalkia has announced today that it has entered into an agreement to sell its FM businesses in the UK (Dalkia Energy Technical Services Ltd and Dalkia Lighting and Electrical Ltd, formerly Parkersell Ltd), to MITIE PLC for a total consideration of £ 130 million, of which 10 million will be paid subject to the achievement of certain financial targets for financial year 2009. This enterprise value represents nearly 10 times 2008 EBITDA.

The sale of Dalkia’s FM businesses in the UK is part of the disposal program announced by Veolia Environnement (Dalkia’s parent company) on March 6, 2009.

Olivier Barbaroux, Chairman of Dalkia, stated: “Our commitment to build a sustainable business through innovative solutions that are an inspiration to the market in the UK remains unchanged. The FM businesses we have sold are strong and we are confident they will fit well within the scope of Mitie PLC’s UK business. Dalkia has significant opportunities in the UK including its Bio Energy business which focuses on providing biomass fuelled energy plants delivering environmentally generated heating and electricity supplies into communities and the wider grid. Biomass in the form of wood pellets is a low cost, environmentally clean and easy to use source of energy that can replace heating fossil fuel such as coal, oil and gas”.

Dalkia is an important leader in delivering energy focused services with guaranteed results to clients in the UK. Overall the group’s operations in the UK will generate approximately £150 million of revenue in 2009, net of the divested business. This is anticipated to grow significantly based on the current sales pipeline and increasing demand for renewable energy solutions.

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A subsidiary of Veolia Environnement and Electricité de France (EDF), Dalkia is the leading European provider of energy services to local authorities and businesses. Since its creation, it has focused on energy and environmental optimisation. It meets customer expectations by delivering customised, end-to-end solutions to ensure comfortable living and efficient energy supply, including management of heating systems and energy and industrial fluid production facilities, energy plant engineering and maintenance services, technical services for commercial and industrial building operation, and global building management services. With nearly 52,800 employees in 41 countries, Dalkia reported managed revenue of €8.6 billion in 2008. www.dalkia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties in particular include risks related to customary provisions of divesture transactions and those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 312-552-2847

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 12, 2009

VEOLIA ENVIRONNEMENT
By:	/s/ Olivier Grunberg
Name: Olivier Grunberg Title: Attorney-in-fact